CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
HORIZON OIL SANDS PRODUCTION
CALGARY, ALBERTA – APRIL 30, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) announces monthly production of Synthetic Crude Oil (“SCO”) at the Horizon Oil Sands as follows:

Month	SCO Production (bbl/d)
January 2010	72,700*
February 2010	84,200*
March 2010	103,850*
Q1 2010	86,995
April 2010 forecast	99,000 to 102,000
*rounded

The Company continues to target stable production levels with annual production guidance for 2010 remaining at 90,000 to 105,000 barrels per day of SCO at the Horizon Oil Sands.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President	TIM S. MCKAY Chief Operating Officer DOUGLAS A. PROLL Chief Financial Officer & Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.
Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.